

John Jung · 3rd
Co-Founder at Brick+Work and CEO at Trupath Lending
Los Angeles, California, United States · **Contact info**

500+ connections

 Brick+Work

 Santa Monica College

Providing services
Commercial Real Estate, Real Estate, Mortgage Lending, and Commercial Lending
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Experience


Co-Founder
Brick+Work
Mar 2018 – Present · 3 yrs 8 mos

Providing real estate development feasibility in Los Angeles to empower agents and brokers to better market properties and provide more inventory for developers looking to build.


Broker
TruPath Real Estate and Lending
Jan 2017 – Present · 4 yrs 10 mos
660 S Figueroa St Suite 1780

Leveraging technology to create a more pleasant experience for our clientele whether its for real estate or lending services. Access to multiple lenders that offer a broad array of loan programs from portfolio, hard money, to traditional real estate mortgage loans. Working with developers looking to locate their next project or investors who purchase land to entitle.


Vice President Business Development
SK Global Investments
May 2013 – Jan 2017 · 3 yrs 9 mos

Helping clients navigate the more adverse mortgage lending landscape. The simple guiding philosophy of being attentive, transparent and an advocate throughout.

As a mortgage broker we are approved through numerous direct lenders with the f ...see more


Senior Loan Officer and Wholesale Account Rep
Wall Financial
Apr 2011 – Mar 2013 · 2 yrs

Direct Lender
FHA, VA, 3% ~ 20% Conventional, Jumbo up to $3 million, VOE only, Hard Money
Quick turn times on approval, docs and funding


Sales Manager
Gotmortgage
Apr 2009 – Apr 2011 · 2 yrs 1 mo

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Education


Santa Monica College
Associate's Degree, Business Administration
2003 – 2006


California State University-Los Angeles
Accounting
2011